Exhibit 99.1

GW Pharmaceuticals Announces the Appointment of Scott Giacobello as Chief Financial Officer and Adam George as Managing Director - UK

London, UK, 7 March 2017: GW Pharmaceuticals plc (Nasdaq: GWPH, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced the appointment of Scott Giacobello as Chief Financial Officer on 6 March 2017. Reporting to GW’s Chief Executive Officer Justin Gover, Mr. Giacobello will be based at the Company’s U.S. headquarters in Carlsbad, California. Related to this appointment, on 6 March 2017 Adam George, GW’s Chief Financial Officer since 2012, became Managing Director - UK, a newly-created executive role with broad leadership responsibilities for UK operations, also reporting to Justin Gover.

“These important leadership appointments reflect GW’s continuing evolution into a transatlantic commercial-stage biopharmaceutical company. In anticipation of Epidiolex approval and launch, and with GW now solely listed on Nasdaq, we expect to transition from being a Foreign Private Issuer reporting under IFRS to become a domestic registrant reporting under USGAAP and in US dollars in future years. Scott’s significant financial and accounting expertise will be a major asset to the organization as we make that shift,” stated Justin Gover, GW’s Chief Executive Officer. “In addition, with Adam having served as CFO since 2012, his new Managing Director – UK role leverages the broad knowledge he has of our business and provides continuity of strong senior UK-based leadership, essential elements to our continued success.”

Scott Giacobello brings 25 years of finance and operational experience to GW Pharmaceuticals. He is an accomplished executive who most recently and until its acquisition by Allergan, Inc. in late 2016, served as Chief Financial Officer for Chase Pharmaceuticals Corporation, a clinical stage biopharmaceutical company focused on the development and commercialization of improved treatments for neurodegenerative disorders. From 2008 through 2015, Mr. Giacobello held senior level finance positions at Allergan, Inc., most recently serving as Vice President of Finance for Global Research & Development. While at Allergan, he also served as Vice President of Corporate Finance and Vice President of Internal Audit & Compliance. Scott’s previous experience includes financial positions at the Black & Decker Corporation and Ernst & Young, LLP. Mr. Giacobello holds a bachelor’s degree in business administration from the University of Notre Dame and is a Certified Public Accountant.

As Managing Director - UK, Adam George will be instrumental in ensuring our UK operations achieve our strategic and operating goals, which include pipeline development, manufacturing scale-up, and European commercialization. Mr. George will continue as Company Secretary and will provide Mr. Giacobello with full support through the CFO transition.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis Complex and Infantile Spasms. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in 31 countries outside the United States. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the most recent Form 20-F filed on 5 December 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations	401 500 6570

Sam Brown Inc. Healthcare Communications (U.S. Media Enquiries)
Mike Beyer	312 961 2502